**BAE SYSTEMS plc**
Preliminary Announcement 2004



## Results


05006679

| | 2004 | 2003 |
|---|---|---|
| Order boo[illegible] | **£50.1 billion** | £46.0 billion |
| Sales[2] | **£13,479 million** | £12,572 million |
| Profit befo[illegible] | **£1,013 million** | £980 million |
| (Loss)/profit before interest | **£(25) million** | £453 million |
| Adjusted earnings per share[3] | **18.0p** | 16.6p |
| Loss per share[4] | **(16.0)p** | (0.5)p |
| Dividend per share | **9.5p** | 9.2p |
| Operating cash inflow | **£2,071 million** | £836 million |
| Net cash/(debt) | **£5 million** | £(870) million |



## Highlights

Programmes business outlook improving
– benefiting from elimination of excessive risk
– new commercial agreement for Typhoon signed
Customer Solutions & Support addressing UK growth opportunities
Land sector position strengthened with acquisition of Alvis plc
North America delivering good growth
Airbus performing well – outlook improving
Strong cash flow
Adjusted earnings per share[3] up 8.4% at 18.0p
Record order book
Final dividend increased, making 9.5p per share for the year



## Outlook*

An increase in contribution from the Programmes business group is anticipated as it benefits from the revised Typhoon contract. In addition, continued good growth is expected from the company's North American operations including the benefit of full year contributions from acquisitions completed during the course of 2004.

The CS&S and Land Systems business is expected to achieve further growth in the UK support activities together with a full year contribution from Alvis. These performance improvements will be more than offset by the previously announced step down in profitability in export support activities.

The completion of the Eurosystems transaction will remove the profit contribution from disposed activities. The transaction is expected to be marginally dilutive to earnings in 2005.

Overall, the performance of the company's defence businesses is expected to continue to improve in 2005 albeit at a lower rate of growth than that achieved in 2004.

Commercial Aerospace is expected to contribute to some growth with the benefit of a planned increase in Airbus aircraft deliveries.

Some reversal of the strong 2004 operating cash inflow is anticipated in 2005 as customer prepayments are utilised to fund rising production activity.

BAE Systems is now delivering well against its strategy and objectives. Whilst there remains much to do, the achievements to date, together with the actions continuously being taken to improve performance, enable the group to look forward with confidence to delivering growing returns to its shareholders.

* this outlook statement is based on the accounting standards used to prepare the 2004 accounts
[1] including share of joint ventures' order books and after the elimination of intra-group orders of £1.8bn (2003 £1.9bn)
[2] including share of joint ventures' sales
[3] before goodwill amortisation and impairment of £1,038m (2003 £518m) and exceptional items of £nil (2003 £9m)
[4] basic earnings per share after goodwill amortisation and impairment and exceptional items (in accordance with Financial Reporting Standard 14)

## 2004 Preliminary results statement

Commenting on these results:
**Dick Olver, Chairman, said**
*"The company's executive, together with the commitment and hard work of the wider BAE Systems team, has delivered a good operational performance in 2004 establishing a solid base for future growth."*

**Mike Turner, Chief Executive, added**
*"We look forward with confidence to delivering growing returns to our shareholders in the future."*

**BAE Systems performed well in 2004, both in delivering good financial results and executing actions that will underpin performance improvement over the longer term.**

Profit before interest[2] increased to £1,013m from £980m in 2003, on sales[1] of £13,479m (2003 £12,572m). Adjusted earnings per share[2] for 2004 increased by 8.4% to 18.0p compared with 2003.

These earnings were underpinned by strong cash generation with operating cash inflow totalling £2,071m (2003 £836m).

The weakening US dollar and Euro reduced reported sales and profit on translation by £424m and £31m respectively.

After deducting goodwill amortisation and impairment and exceptional items, the loss per share was 16.0p compared with a loss per share of 0.5p in 2003. This was primarily due to an increased charge for goodwill impairment.

The signing of contracts for the next, Tranche 2, phase of the Eurofighter Typhoon programme established a way forward for the programme. This completes the actions taken over recent years to address excessive risk in our UK Ministry of Defence programmes businesses.

These actions will result in a sustainable growth in profitability in an area of our business that, in the past, had overshadowed the performance of the majority of the company's portfolio.

The 2.2% return on sales for Programmes continues to reflect the substantial sales generating no profit contribution from the Nimrod and Astute programmes. In addition, a higher level of sales on Typhoon was recognised with no profit. Increased Type 45 destroyer sales were recognised at zero margin, with the programme at an early stage of maturity.

Positive contributions to profit were made by Underwater Systems and sustaining engineering activity on Tornado and Harrier. The F-35 Joint Strike Fighter (JSF), a cost plus award fee systems design and development contract, also made a positive contribution.

BAE Systems has the leading naval systems business in the UK. Like its UK air systems activities, the performance of the naval business in recent times has been affected by the company having agreed, in prior years, to contracts for programmes with excessive risk.

In addition, over many years, the UK naval shipbuilding industry has suffered from a lack of strategic planning and the company commenced an evaluation of the options for its shipyards. Whilst that evaluation was underway the company welcomed the UK government initiative to determine a strategy for naval shipbuilding in the UK, in dialogue with all industry participants. BAE Systems welcomes this dialogue as a real opportunity to secure a future for the UK's naval shipbuilding capabilities that will deliver value for money to the UK government and an acceptable return to shareholders of the companies concerned.

CS&S continued to perform well and delivered on all its key targets in 2004. The benefit to the Al Yamamah programme of the high oil price has flowed through to operating cash flow.

Building on the company's record in growing support business in the air sector, BAE Systems identified a substantial support opportunity in the land sector. The acquisition of Alvis plc was a key step in delivering a land sector support strategy.

Support solutions lie at the heart of BAE Systems relationship with the Kingdom of Saudi Arabia. BAE Systems has a long and successful history providing integrated support to the Saudi armed forces. The company has for some time adopted a strategy to integrate progressively greater local Saudi content in the programme.

Consistent with this in-Kingdom strategy BAE Systems has invested in aerospace and defence companies in Saudi Arabia which will enable the company to work in partnership with Saudi investors whilst undertaking aircraft and avionics maintenance

and upgrade work in-Kingdom. Whilst this trend to greater indigenous content will reduce margins, these partnerships will provide significant technology and employment benefits to the Kingdom and long-term value for BAE Systems.

The North America business produced organic sales growth of 12% with 8.4% return on sales. In sterling terms, sales and profits were reduced by the translation effect of the weakening dollar by £334m and £25m respectively. The order book increased to $4.9bn, resulting from successful re-competes, new contract wins and acquisitions, providing a good foundation for future organic sales growth.

In the US, five acquisitions were completed. The largest transaction, DigitalNet, elevates BAE Systems to rank as a top 10 provider of IT systems support to the US Department of Defense and other government agencies. With these acquisitions BAE Systems now generates annualised sales of some $5.6bn in its North America business and now employs over 27,000 people across the US.

Profitability in International Partnerships continued to improve. All of the joint venture companies contributed to that improvement.

Good progress was also made in re-focusing our joint businesses in Europe.

Recognising the complexity of the earlier proposed Eurosystems transaction with Finmeccanica a simpler model has now been agreed. The revised agreement, signed in January 2005, provides for BAE Systems to take full ownership of the UK activities of the former AMS joint venture in exchange for the group's existing 50% of the Italian activities and a cash equalisation payment. The group has also agreed to sell to Finmeccanica its defence communications business and certain avionics activities comprising principally the UK-based airborne radar and electronic warfare business.

When completed, this transaction will generate substantial cash and improve management control and business performance in the strategically important field of network-enabled capability.

Airbus continues to build upon the strong performance of 2003 despite a number of challenges in the current commercial aircraft market and against a backdrop of rising fuel prices and adverse US dollar exchange rates.

Driven by increasing demand from the low cost carrier sector, Airbus secured net new orders for a further 366 commercial aircraft, which represents a 57% market share of orders placed during 2004.

Group operating cash inflow was £2,071m (2003 £836m). Net capital expenditure and financial investment was £256m (2003 £248m) including increases in capital expenditure together with the investment in aerospace and defence companies in Saudi Arabia (2003 included the initial £74m investment in Alvis plc).

Group operating business cash inflow[3] was £1,884m compared with £625m in 2003. Cash flow improvements were achieved at Programmes as customer stage payments were received on the renegotiated Typhoon contract and the Indian Hawk contract. CS&S cash flow benefitted from the strong oil price during 2004. North America cash

flow was also strong. Commercial Aerospace included an outflow on the regional aircraft recourse provision, almost entirely offset by another strong cash performance by Airbus despite product development and capital expenditure on the A380 programme. Avionics cash outflows were mainly due to some increase in working capital on Typhoon equipment and cash outflows on prior year rationalisation programmes.

Free cash inflow, after interest and preference dividends and taxation, was £1,733m compared with £562m in 2003.

**Summarised profit and loss account** for the year ended 31 December

| | **2004 £m** | 2003 £m |
|---|---|---|
| **Sales**[1] | **13,479** | 12,572 |
| Operating profit[2] | **691** | 670 |
| Share of operating profit of joint ventures[2] | **322** | 310 |
| **Profit before interest**[2] | **1,013** | 980 |
| Net interest | **(207)** | (220) |
| **Profit before tax, goodwill amortisation and impairment and exceptional items** | **806** | 760 |
| Goodwill amortisation and impairment, including joint ventures | **(1,038)** | (518) |
| Exceptional items | **—** | (9) |
| (Loss)/profit before tax | **(232)** | 233 |
| Tax | **(234)** | (225) |
| Minority interests | **(1)** | (2) |
| **(Loss)/profit for the year** | **(467)** | 6 |
| Basic and diluted loss per share | **(16.0)p** | (0.5)p |
| Basic and diluted earnings per share excluding goodwill amortisation and impairment and exceptional items | **18.0p** | 16.6p |
| **Dividend per share** | **9.5p** | 9.2p |

| **Exchange rates** | **2004** | 2003 |
|---|---|---|
| £/€ — average | **1.474** | 1.445 |
| £/$ — average | **1.832** | 1.635 |
| £/€ — year end | **1.417** | 1.417 |
| £/$ — year end | **1.932** | 1.786 |

**Reconciliation of operating cash flow to net cash/(debt)**

| | 2004 £m | 2003 £m |
|---|---|---|
| Operating cash flow (FRS 1) | **2,071** | 836 |
| Capital expenditure (net) and financial investment | **(256)** | (248) |
| Dividends received from joint ventures | **69** | 37 |
| Operating business cash flow | **1,884** | 625 |
| Interest and preference dividends | **(120)** | (138) |
| Taxation | **(31)** | 75 |
| Free cash inflow | **1,733** | 562 |
| Equity dividends paid | **(281)** | (281) |
| Acquisitions, including cash and loans acquired | **(630)** | (62) |
| Adjustment to Exchange Property | **13** | 121 |
| Other non-cash movements | **(4)** | - |
| Foreign currency exchange | **57** | 72 |
| Movements in cash on customers' account | **(13)** | 16 |
| Movement in net cash/(debt) | **875** | 428 |
| Opening net debt | **(870)** | (1,298) |
| Closing net cash/(debt) as defined by the group | **5** | (870) |

Cash outflow on acquisitions was £550m comprising cash consideration of £663m less cash, net of overdrafts, acquired of £113m. In addition, loans acquired were £80m.

Foreign currency translation movements in net debt of £57m primarily comprises the benefit of translating US dollar denominated debt at the closing rate of £1/$1.932.

Net cash was £5m (2003 net debt £870m) at the end of the year.

The net interest charge decreased to £207m from £220m in 2003. This reflected lower net interest payable on loans, overdrafts and financial instruments of £110m (2003 £122m) due to lower gross borrowings when compared with 2003 and net present value adjustments on aircraft lease provisions of £28m (2003 £41m) and other net present value adjustments of £11m (2003 £7m). There was also a charge of £28m (2003 £24m) relating to a net present value adjustment to aircraft financing liabilities due to changes in the expected timing of receipts and payments. Share of net interest of joint ventures was £30m (2003 £26m). Interest was covered 4.9 times by earnings[2] (2003 4.5 times).

The group has continued to account for retirement benefits under SSAP 24. The pension charge for the year on UK and US defined benefit schemes, excluding the group's share of pension costs charged by joint venture companies, on a SSAP 24 basis was £192m (2003 £127m). FRS 17 requires the group to calculate its net pension liabilities, valuing assets and liabilities at a point in time rather than matching expectations of assets and liabilities over time. The deficit on UK and US schemes calculated on an FRS 17 basis was £3.0bn after tax (2003 £2.1bn after tax). Investment returns were better than expected, but were offset by an increase in liabilities due to changes in mortality assumptions and a reduction in real discount rates during 2004.

Full adoption of FRS 17 would have resulted in a charge to operating profit of £151m (2003 £172m), a reduction of £41m (2003 increase of £45m) when compared with the pension charge on a SSAP 24 basis. Reserves would have been reduced by £3.3bn (2003 £2.4bn).

The effective rate of tax was 29% (2003 30%) which compares with the UK corporation tax rate of 30% for the calendar year 2004 (2003 30%) and remains our planning rate for the foreseeable future.

The Board is recommending an increased final ordinary dividend of 5.8p per share, making a total of 9.5p for the year. At this level the annual dividend is covered 1.9 times by earnings[2] (2003: 1.8 times).

Lord Hesketh will retire from the board of directors immediately after the company's AGM to be held on 4 May 2005. BAE Systems is greatly indebted to Lord Hesketh for his unflagging support over the last 11 years. This period has seen the organisation develop from being a European aerospace company into a global player in defence systems integration. His knowledge of the realities of politics coupled with a genuine enthusiasm for engineering has given him a unique understanding of the business and ensured that his contribution has always been much valued. It is for this reason that the group has asked him to remain on the Board until the AGM to assist the Board in choosing suitable additions to the Board and he has kindly agreed to do so.

The last few years have seen our business turned around, with clear management targets set and consistently delivered. Scale has been achieved in the US and our business with the UK MoD has been de-risked to acceptable and manageable levels. We look forward with confidence to delivering growing returns for our shareholders in the future.

**Segmental analysis** for the year ended 31 December

| | Sales[1] | | Profit/(loss) before tax | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | **£m** | £m | **£m** | £m |
| Programmes | **2,867** | 2,436 | **64** | 56 |
| Customer Solutions & Support | **2,243** | 2,166 | **413** | 411 |
| International Partnerships | **1,907** | 1,685 | **109** | 65 |
| Avionics | **1,103** | 1,127 | **32** | 12 |
| North America | **2,771** | 2,700 | **233** | 232 |
| Commercial Aerospace | **2,880** | 2,924 | **176** | 204 |
| HQ and other businesses | **560** | 316 | **(14)** | - |
| | **14,331** | 13,354 | **1,013** | 980 |
| Less: intra-group | **(852)** | (782) | | |
| Net interest | | | **(207)** | (220) |
| | **13,479** | 12,572 | **806** | 760 |
| Goodwill amortisation and impairment, including joint ventures | | | **(1,038)** | (518) |
| Exceptional items | | | **-** | (9) |
| | **13,479** | 12,572 | **(232)** | 233 |

[1] including share of joint ventures' sales
[2] before goodwill amortisation and impairment and exceptional items (statutory presentation is shown on page 15)
[3] from operating activities after capital expenditure (net) and financial investment and dividends from joint ventures

## Business group reviews

### Programmes

*The Programmes business group operates primarily in the UK defence market and comprises the company's principal air systems, naval systems and C4ISR[6]- related prime contract activities.*

| | **2004** | 2003 |
|---|---|---|
| Order book[1] | **£14.3bn** | £11.3bn |
| Sales[2] | **£2.9bn** | £2.4bn |
| Profit[3] | **£64m** | £56m |
| Cash inflow[4] | **£505m** | £33m |
| Number of employees[5] | **18,400** | 19,400 |

**In 2004, the Programmes business made a profit[3] of £64m (2003 £56m) on sales[2] of £2,867m (2003 £2,436m) and generated an operating cash inflow[4] of £505m (2003 inflow £33m).**

The 2.2% return on sales for Programmes continues to reflect the substantial sales generating no profit contribution from the Nimrod and Astute programmes. In addition, a higher level of sales on Typhoon was recognised with no profit. Increased Type 45 destroyer sales were recognised at zero margin, with the programme at an early stage of maturity.

Positive contributions to profit were made by Underwater Systems and sustaining engineering activity on Tornado and Harrier in the UK and export markets. The F-35 Joint Strike Fighter (JSF), a cost plus award fee systems design and development contract, also made a positive contribution.

The outlook at Programmes is for increased sales in 2005 as deliveries on the Typhoon programme increase, together with increases on Hawk, Nimrod and Type 45. Overall, Programmes profit will show further improvement in 2005 from sales growth and margin enhancement as benefit flows from the concluded Typhoon negotiations.

The UK defence equipment budget is expected to continue to be constrained, with low real growth having implications for the sustainability of long-term funding for future defence technologies and engineering capability in the UK.

**Air systems businesses**

The air forces of the four Eurofighter Typhoon partner nations, UK, Germany, Italy and Spain, completed the acceptance of their initial 30 twin seat standard aircraft with the 28 aircraft delivered in 2004. In-service training and operational evaluations by the four nations have progressed significantly in the first year of Typhoon's service life. Over 600 hours have been flown in the UK and a significant number of air and

ground crew trained. The delivery, in December 2004, of the first single seat aircraft for operational use marks the next planned step in Typhoon capability. This capability growth will continue incrementally through the life of the programme.

Contracts to secure Tranche 2, comprising the next 236 aircraft for the four nations, were concluded at the end of the year. The conclusion of agreements for Tranche 2 has, in the UK, led to a revision to the Tranche 1 contracts to address production continuity.

Significant progress has been made in the year in securing the future of the highly successful Hawk business.

In April, the government of India placed an order for 66 Hawk aircraft and, in December, the UK MoD signed a design and development contract for a new variant of the Hawk, the Advanced Jet Trainer (AJT). The customer is working closely with BAE Systems to manage the design of the avionics architecture, and deliver two trials aircraft to support the development and test flying.

Contracts for Hawk with Canada, South Africa and Bahrain are progressing to schedule.

There was good progress on Nimrod with the first development aircraft, PA01, flying in the summer and progressing successfully through its flight test programme. PA02, the first aircraft fitted with a full mission system, achieved its first flight in December 2004. Programme reforms continue to reinforce stability in the programme on both cost and schedule.

Confirmation of future Nimrod production is awaited following the UK government's announcement in the summer of a requirement for some 12 aircraft for the maritime role, subject to affordability and performance.

BAE Systems is partnered with Lockheed Martin and Northrop Grumman on the JSF programme. In addition to substantial avionics sub-systems and equipment involvement in North America, BAE Systems participation in the programme involves the design and manufacture of the rear fuselage and stabilisers in the UK.

In August 2004, a key milestone was reached with the start of the JSF production process comprising assembly of the rear fuselage.

Work has progressed on the JSF System Development and Demonstration contract. The primary focus has been the detailed engineering design effort across the JSF variants, in preparation for the increase in manufacturing activity in 2005. First flight of the Conventional Take-off and Landing variant is planned for late 2006.

Successful Harrier GR9 carrier landings took place to schedule as part of a major Harrier upgrade programme. Contracts received include the continuation of the Harrier GR9 sustainment and upgrade programme, the support of Tornado Secondary Power Systems and the Tornado Structures contract.

**Naval systems businesses**
BAE Systems is building two 16,160 tonne Landing Ship Dock (Auxiliary) vessels. The first vessel, RFA Mounts Bay, was launched in April 2004 and the second vessel, RFA Cardigan Bay, is on schedule to be launched in April 2005.

Good progress has been made on the first of the Type 45 class next generation destroyer for the Royal Navy, HMS Daring. Major power and propulsion equipment has been installed in the engine compartments. The official steel cutting ceremony for the second vessel, HMS Dauntless, took place in August 2004.

A successful programme to design and build three sophisticated Brunei Offshore Patrol Vessels has been followed by acceptance delays.

Work on the Astute attack submarine has progressed well during the year with all key milestones achieved on schedule.

An accelerated programme resulted in the delivery of HMS Bulwark, the second Landing Platform Dock, ahead of the revised programme schedule. The ship successfully completed its trials after leaving Barrow in May 2004 and was handed over to the Royal Navy in July 2004. The early delivery enabled the Navy to bring forward the in-service date by one month to December 2004.

Following the completion of HMS Bulwark a redundancy programme commenced, which resulted in the loss of some 500 positions across the Submarines business.

The tactical weapons systems update programme for the Trafalgar class submarines remains on schedule.

Underwater Systems had another good year, achieving all programmed deliveries. The development of the Sting Ray Mod 1 lightweight torpedo was completed and the UK production order commenced with the successful demonstration of the first build torpedoes.

The Spearfish heavyweight torpedo in-service support programme completed 10 years of on-time deliveries to the Royal Navy's submarine fleet. The new Archerfish airborne mine neutralisation system, ordered for the US Navy, is successfully progressing through development and will commence formal test and evaluation in 2005.

**C4ISR**
The C4ISR business has a key role in developing and delivering the UK's network enabled capability. BAE Systems is working towards establishing a central role with the MoD in creating and developing the MoD's overall systems architecture.

**Customer Solutions & Support**
*The Customer Solutions & Support business group provides systems and solutions for current and future military capability. It addresses the trend within armed forces to work more closely with industry to optimise their military capability in the most cost-effective and efficient manner.*

| | 2004 | 2003 |
|---|---|---|
| Order book[1] | **£2.9bn** | £2.6bn |
| Sales[2] | **£2.2bn** | £2.2bn |
| Profit[3] | **£413m** | £411m |
| Cash inflow[4] | **£1,001m** | £518m |
| Number of employees[5] | **10,700** | 10,800 |

**In 2004, the CS&S business group made a profit[3] of £413m (2003 £411m) on sales[2] of £2,243m (2003 £2,166m). The business generated an operating cash inflow[4] of £1,001m (2003 £518m).**

CS&S continued to perform well and delivered on all its key targets in 2004. The benefit to the Al Yamamah programme of the high oil price has flowed through to operating cash flow, reducing programme debtors.

In August, the group's offer to acquire Alvis plc was declared unconditional. The Alvis plc and RO Defence businesses have been integrated to create a new Land Systems business. The formation of this business is consistent with the group's land sector strategy. The results, in 2004, of the RO Defence and Alvis businesses are reported within HQ and other businesses. From January 2005 the results of these businesses will be reported within a Customer Solutions & Support and Land Systems sector.

BAE Systems has a major presence in the Kingdom of Saudi Arabia, as prime contractor for the UK government-to-government defence agreement, Al Yamamah. The business employs almost 4,700 people, of whom more than half are Saudi nationals, in support of the Saudi Royal Air Force and the Royal Saudi Navy. BAE Systems provides complete support to the Kingdom's ground defence infrastructure and naval minehunters.

Performance on the Al Yamamah programme in Saudi Arabia was good, with cash flows benefiting from the strong oil price throughout the year.

UK support activity is increasing as the partnering relationship with the MoD's Defence Logistics Organisation (DLO) develops. Performance in support of key UK in-service air platforms, Tornado, Harrier, Nimrod and VC10, remains on plan. At RAF Wyton the DLO and CS&S have set up a joint integrated project team to address the next phase of partnering on the Tornado programme.

The reactivation and upgrade of two Type 22 frigates for Romania has progressed well with the first ship accepted on schedule in September and the second ship due to be delivered in the first half of 2005. The final Upholder class submarine to be reactivated for the Canadian Navy was handed over in the last quarter of the year.

BAE Systems has 50% interests in Fleet Support and Flagship Training. These support and services joint ventures continue to form an integral part of the CS&S strategy and both returned strong results in 2004. The performance of Flagship Training Limited, which manages the Royal Navy training establishments and markets their training courses to overseas customers was particularly encouraging.

Contracts won this year included the training of the Romanian frigate crew. Fleet Support Limited continued to perform well, underpinned by the partnering agreement at the UK's Portsmouth naval base which was signed in 2003.

CS&S has also made further progress in developing a coherent information and logistics infrastructure in support of both in-service and new systems and platforms. A final bid was submitted in December 2004 to the UK MoD under the Future Defence Supply Chain initiative for the planning and operation of a fully integrated supply chain network.

In August 2004, CS&S agreed the purchase of the remaining 50% interest in AeroSystems International (AeI) not already owned by the group for £15m. AeI is a leading company in the analysis, design, development and delivery of complex, software intensive systems for the aerospace and defence sectors and is part of the development of the group's air support capability.

Looking forward, the CS&S business group will work to sustain a long-term presence in Saudi Arabia, deliver to schedule on the current support contracts, and expand the relationship with the DLO as the group provides more integrated support programmes on customer bases. Tornado support will be the major driver of activity during 2005 and should also provide the blueprint of future support arrangements for Typhoon and JSF.

In bringing together Alvis and RO Defence to form a Land Systems business, the combined capabilities are able to provide customers with efficient solutions and to create opportunities for increased systems content. The business will reflect the strong drive towards integrated through-life support of the large number of in-service vehicles and platforms within the UK and export markets.

BAE Systems has for some time signalled a progressive reduction in margin for CS&S. This anticipated margin reduction is a consequence of both a larger volume of lower margin UK MoD support activity and a reduction in margin within its Al Yamamah support operations in Saudi Arabia as the programme embraces greater local content in-Kingdom. The increased pace of indigenous Saudi content in the Al Yamamah programme, including greater in-Kingdom repair and overhaul work, is expected to bring forward that margin reduction with a step down in 2005, resulting in a lower CS&S business group contribution in 2005. Al Yamamah support margins are expected to stabilise from 2005.

### International Partnerships

*MBDA designs and builds a wide range of missiles for numerous platforms around the world. AMS designs, manufactures and supplies command and control management systems, radar sensors, simulation and training systems. Saab is focused on the design and manufacture of integrated defence systems. Gripen International is a joint venture with Saab to market the Gripen combat aircraft. Atlas Elektronik produces complete underwater sensor to shooter systems.*

| | **2004** | 2003 |
|---|---|---|
| Order book[1] | **£6.5bn** | £6.8bn |

| | | |
|---|---|---|
| Sales[2] | **£1.9bn** | £1.7bn |
| Profit[3] | **£109m** | £65m |
| Cash inflow[4] | **£48m** | £69m |
| Number of employees[5] | **13,200** | 13,600 |

The International Partnerships business group comprises interests, at 31 December 2004, in the following:

| | |
|---|---|
| MBDA | 37.5% |
| AMS | 50% |
| Saab | 34.2% |
| Gripen International | 50% |
| Atlas Elektronik | 100% |

**2004 has been a successful year for International Partnerships with an operating profit[3] of £109m (2003 £65m). Sales[2] grew by 13.2% to £1,907m. In sterling terms sales and profits were reduced by the translation effect of a weakening Euro by £37m and £2m respectively. The business group generated cash flow[4] of £48m (2003 £69m). These results have been achieved with a number of key programmes moving out of development into full production.**

Another solid year of delivery and growth has seen MBDA's sales increase by more than 20% with good operating profit growth. This strong performance was driven during the year by significant deliveries of Storm Shadow and Scalp EG to the RAF and French Air Force, respectively; significant deliveries of Mica and Exocet to export customers; and continued deliveries of ASRAAM to the RAF. ASRAAM also entered service with the Royal Australian Air Force during 2004. Solid development progress on the Aster-PAAMS and Meteor programmes also contributed to MBDA's growth, with Meteor meeting all of its key development milestones in the year. Important orders for MBDA during the year included Exocet Block 3, a significant aircraft package for Greece, plus the PAAMS Follow-On Ship contract.

Profitability of the AMS joint venture has continued to improve. Order intake has included the Network Enabled Combat System for the United Arab Emirates and an extension to a Private Finance Initiative contract for Astute training services in the UK.

Saab's operating profit in 2004 improved on 2003, after having recognised the cost of rationalisation.

Gripen International is now well established in the export market, with orders from South Africa, Hungary and the Czech Republic, for a current total of 56 aircraft. The joint investment to develop the export baseline standard for the Gripen combat aircraft is nearing completion, and the first delivery to the Czech Republic is scheduled for May 2005. Production for deliveries to South Africa and Hungary is underway. During 2004, it was agreed that Saab will, from 1 January 2005, assume responsibility for marketing for new Gripen export business. Saab and BAE Systems will continue to have joint responsibility for any Gripen activity in the three established export markets and may co-operate on future Gripen exports when appropriate.

In recognition of the changes to the Gripen joint venture agreement BAE Systems will reduce its shareholding in Saab AB over time. BAE Systems will retain at least a 20% shareholding.

Atlas Elektronik completed its first full year as a BAE Systems wholly owned business. During 2004, Atlas completed the acquisition of the Danish Maridan autonomous underwater vehicles business.

In January 2005, BAE Systems and Finmeccanica signed the Eurosystems agreement. The Eurosystems transaction will bring the UK part of AMS into 100% BAE Systems ownership in exchange for the group's 50% share of the Italian business currently under joint control and a cash equalisation payment.

Looking to 2005, sales are expected to remain broadly flat across International Partnerships as a whole with margins slightly reduced owing to the recently announced rationalisation programme in AMS.

**Avionics**

*The Avionics business group designs and develops electronic systems for air, naval and land defence platforms. The businesses within this reporting sector comprise five areas of activity: sensor systems; electronic warfare; inertial systems; avionic systems; and communications.*

| | **2004** | 2003 |
|---|---|---|
| Order book[1] | **£2.5bn** | £2.3bn |
| Sales[2] | **£1.1bn** | £1.1bn |
| Profit[3] | **£32m** | £12m |
| Cash outflow[4] | **£(16)m** | £(28)m |
| Number of employees[5] | **8,900** | 9,400 |

**In 2004, the Avionics business group made an operating profit[3] of £32m (2003 £12m) on sales[2] of £1,103m (2003 £1,127m). The business had an operating cash outflow[4] of £16m (2003 outflow of £28m).**

Avionics group results in 2004 improved compared with 2003. Equipment deliveries on Typhoon increased and the business benefited from completion of the rationalisation programme announced in 2003.

Avionics is a major supplier of systems on the Typhoon programme. These include two principal sub-systems, the Captor multi-mode radar and the Defensive Aids Sub-System (DASS). Deliveries of Captor radar systems continued to be in line with the programme with the 100th radar system for Typhoon being delivered in the year. The build-up of DASS equipment deliveries, while slower than planned, reached targeted throughput rates by year end.

Investment in the business continued with the opening of a major new facility for the electronic warfare business in the UK. Investment in infrastructure in previous years contributed to the award of a number of prizes for manufacturing excellence. Furthermore, the benefits of investment in the technology base of the business and its

position as a leading European sensor and integrated system business were confirmed by a number of successes across the technology portfolio.

The delivery of the 500th infra-red countermeasure system (in partnership with Northrop Grumman) in the autumn showed the significant position that the partnership has in this technological area. Other notable achievements in the electro-optical sector included the award of the contract for the surveillance, targeting and weapon system for the Future Combat and Liaison Vehicle, demonstrations in both the UK and US of laser-based burst illumination technology, and continuing successful development of the laser systems for the JSF electro-optical targeting system.

The development of a new electronically scanned radar resulted in successful trials of the new E7000 radar for helicopters and border protection. Battlefield systems activities included international trials of the HALO artillery location system and a contract to support the Northrop Grumman Communications, Navigation and Identification suite for the F-35 JSF was also received.

Orders for the electronic warfare suite for the Boeing Apache helicopter for both Kuwait and Greece reinforces the group's position as a leading electronic warfare export supplier. These successes emphasise the importance of helicopter crew self-protection systems and the key role of Avionics in this area. Also in electronic warfare, the full UK acceptance of the Siren off-board ship decoy system was achieved and further deliveries have been made to the UK MoD.

The Australian business has continued to drive its strategy to place itself as the Australian Defence Forces' capability partner in integrated military systems and support solutions.

The completion of the Eurosystems transaction will result in the major part of the Avionics group (Radar, Electro Optics, Defensive Aids and Communications) coming under Finmeccanica management control with a 25% retained BAE Systems interest. BAE Systems retained activities in this sector will be managed through the North America Platform Solutions business. The North America business is primarily associated with military aircraft, flight control and navigation systems, and head-up and helmet-mounted displays. The Australian business will also be retained and managed through the existing CS&S structure.

The Eurosystems transaction will see businesses that contributed sales[2] of £718m and profit[3] of £33m in 2004 sold to Finmeccanica. The outlook for the retained business is for a good recovery in 2005 as rationalisation activities announced in 2003 were concluded.

**North America**

*BAE Systems North America is a leading national security, aerospace and information systems business and a leading provider of electronic and information-based systems and knowledge-based solutions.*

| | 2004 | 2003 |
|---|---|---|
| Order book[1] | **£2.5bn** | £2.4bn |
| Sales | **£2.8bn** | £2.7bn |
| Profit[2] | **£233m** | £232m |
| Cash inflow[3] | **£204m** | £162m |
| Number of employees | **27,400** | 23,150 |
| **Figures in underlying dollars** | **2004** | 2003 |
| Order book[1] | **$4.9bn** | $4.2bn |
| Sales | **$5.1bn** | $4.4bn |
| Profit[2] | **$427m** | $379m |
| Cash inflow[3] | **$374m** | $264m |

**In 2004, the North America business group made an operating profit[2] of £233m (2003 £232m) on sales of £2,771m (2003 £2,700m). The business had an operating cash inflow[3] of £204m (2003 £162m).**

The US is an attractive marketplace for BAE Systems. The US defence market has grown significantly in recent years. The combination of the high priority afforded to US national security, a strong commitment to research and development and contracting terms that balance risk and reward provide a healthy environment for the defence industry. US defence expenditure is expected to continue at the current high level, but with some substitution of spend, to fund the global war on terror and peace keeping operations, impacting projected defence equipment outlays. Despite some curtailment of expectations for equipment procurement, BAE Systems participates in sectors of the defence market such as homeland security and support for the intelligence community. These activities are expected to continue to present good growth opportunities.

BAE Systems presently ranks among the top 10 suppliers to the US military. In 2004, in excess of 25% of BAE Systems group defence related sales were in the US.

The BAE Systems North America business group has strengthened its core leadership positions in electronic warfare and electronic protection, military communications, battlespace management, imagery exploitation, intelligence systems and digital engine and flight control systems throughout 2004 through acquisitions and organic growth.

The business group met or exceeded all financial and business targets for 2004, maintaining its good performance track record.

The business produced organic sales growth of 12% with 8.4% return on sales. In sterling terms, sales and profits were reduced by the translation effect of the weakening dollar by £334m and £25m respectively.

The business continued to achieve good conversion of operating profits to operating cash flow.

The order book increased to $4.9bn, resulting from successful re-competes, new contract wins and acquisitions, providing a good foundation for future organic sales growth.

**Strategic growth**
In addition to good organic sales growth in the year, the North America business group acquired five businesses with annualised sales for 2004 of some $700m.

**STI Government Systems** was acquired on 10 May for $26m. The business is a good strategic fit with the company's core competencies in advanced hyperspectral imaging and sensor fusion.

**Practical Imagineering** was acquired on 17 August for $9m, adding significant capabilities in the design and build of custom digital signal processing algorithms, software and hardware.

**Boeing Commercial Electronics** was acquired on 13 August for $66m. The business represents the addition of highly complementary skills and capacity to the existing commercial aerospace electronic equipment business. This acquisition also enhances the group's relationship with Boeing and its capability as a developer and producer of avionic products and systems for commercial aircraft.

**DigitalNet** was acquired on 25 October for $520m. DigitalNet is a leading provider of networked infrastructure and information assurance solutions to US government agencies and the national intelligence community, one of the fastest growing segments of the federal information technology market. The combination of DigitalNet with the group's previously established business operating in the same market, creates the necessary critical mass to target and win business on prime federal information technology and assurance programmes.

**Alphatech** was acquired on 5 November for $88m. The company specialises in image and signal processing, multi-intelligence fusion and intelligent systems. The acquisition makes a significant contribution to the group's capabilities to address the network centric warfare requirements of the national security and intelligence communities.

These five strategically important acquisitions enabled the group to achieve its strategy of expanding its core competencies in electronic systems, information technology and services capabilities.

BAE Systems is one of the US's leading providers of communications and network centric systems supporting the transformational programmes and technologies identified as priorities in the US defence and security market. The lines of business across BAE Systems North America are focused on horizontal integration to provide multi-discipline solutions and to continue to operate as a high-performance enterprise.

BAE Systems North America is also transforming its services business to meet the dynamic mission requirements of its customers, as they respond to new and evolving threats and challenges on a global scale. The services activities now comprise a logistics Solutions Center of Excellence (SCE), a systems engineering and technical assistance SCE, a sub-systems integration SCE, and an operations and maintenance SCE. This new organisation will better align the services business to develop innovative solutions and meet customers' increasingly complex requirements.

**Transformational technologies and solutions**
The business continues to grow its leadership position in C4ISR capabilities and defence electronics systems. BAE Systems is developing the integrated air and ground communications suite for the US Army's largest acquisition programme, the Future Combat System (FCS).

Participation in transformational communications programmes such as FCS is positioning BAE Systems as a key provider of situational awareness and situational understanding to the warfighter. As a FCS One Team partner, BAE Systems is designing and producing the complementary communications systems that comprise the Network Communications System, including Warfighter Information Network - Tactical (WIN-T) and Joint Tactical Radio System (JTRS) Clusters 1 and 5.

By offering transformational communications, together with advanced technologies developed in precision and time-critical targeting, geospatial imagery processing, battlespace management, command and control, and information and intelligence systems integration, BAE Systems is contributing to major C4ISR programmes being undertaken by the US Department of Defense (DoD).

**Support for the Department of Homeland Security**
BAE Systems North America was selected to continue into Phase 2 of the Department of Homeland Security's development of technologies to protect commercial airliners from the threat of man-portable anti-aircraft missile systems.

The company is also a member of the winning Federal Emergency Management Agency (FEMA) multi-hazard map modernisation contract team.

**The provision of technical services**
BAE Systems is one of the largest suppliers of technical services and solutions to the US government. The Naval Sea Systems Command (NAVSEA) awarded BAE Systems follow-on contracts for Program Executive Office (PEO) integrated warfare systems. These wins were key awards in which BAE Systems won all five of its competitive bids in the services market. Major contracts were also won to provide continued support services to the Federal Aviation Administration (FAA) on surveillance systems programmes.

**Development and delivery of electronic and information systems**
A core strength of BAE Systems is integrating intelligent electronic systems with information technology systems, and providing enterprise-wide and networked systems, particularly in the area of battlespace management and C4ISR. Recent contract performance underpins future growth in this market:

- the group won the US Army five-year, Indefinite Delivery Indefinite Quantity (IDIQ) award for the immediate delivery of Advanced Threat Infrared Countermeasures System/Common Missile Warning System (ATIRCM/CMWS). The system provides next-generation, directable, laser and lamp based countermeasures for the protection of aircraft against heat-seeking missiles. ATIRCM is planned for installation on US Army AH-64D, UH-60, CH-47 and various Special Operations

helicopters. CMWS is in production for the UK Apache, ASTOR and maritime patrol aircraft;

- the group's work on the JSF programme resulted in a number of Best in Class award fees, culminating in early delivery of the mission-critical electronic warfare suite for the JSF and the Outstanding Contractor Award on the programme;

- BAE Systems extended its successful partnership with General Dynamics on the WIN-T programme and on the Littoral Combat Ship study;

- the group successfully demonstrated the capabilities of the WolfPack unattended ground sensors programme. This will lead to additional development and fielding of the system to support US Army commanders' real-time battlefield intelligence needs from safe distances;

- the key US Air Force Autonomous Approach Landing Capability (AALC) contract was won. This strategically positions BAE Systems on a programme to give fixed and rotary wing air crews the ability to land, taxi and take-off in zero visibility conditions safely;

- BAE Systems was named a prime contractor under the unique Advanced Technology Support Program III (ATSP3) contracting programme. Under ATSP3, the DoD has streamlined the procurement process to receive the full capability of the group to resolve technologically complex problems and keep the warfighter operational by upgrading fielded systems quickly and efficiently;

- the group has secured new contracts for avionics and flight control components on the USAF C-17, building on its selection as Sikorsky's preferred supplier of fly-by-wire flight controls and sub-systems for the S-92/H-92 helicopters;

- BAE Systems spans the spectrum from acoustic through optical frequencies to provide ground-based, submarine, surface ship, airborne, and space applications for such information dominance programs as Compass Call, Co-operative OUTBOARD Logistics Update, and Adaptive Joint C4ISR Node;

- follow-on contracts were signed including Turkish F-16 Self Protection Electronic Warfare System (SPEWS II) orders, reinforcing BAE Systems as a leader in providing the world's foremost electronic warfare protection systems to both new and legacy military aircraft;

- in space, the company's capabilities were demonstrated by the National Aeronautics and Space Administration's (NASA) successful landing of two Mars Rovers with BAE Systems-built, radiation-hardened protected computer systems performing vital data functions. The international Cassini-Huygens spacecraft reached Saturn after seven years and 2.2 billion miles of travel with seven BAE Systems Advanced Spaceborne Computer Module (ASCM) microprocessors on board. In addition, BAE Systems RAD6000 computers have provided critical mission manoeuvring capabilities onboard NASA's Swift Mission.

**Building for the future**

With its 2004 acquisitions, BAE Systems North America is poised to capitalise on the US defence industry trend toward awarding large, complex contracts. Anticipated future acquisitions will further the group's strategy to acquire profitable, growing businesses with strong, differentiated technologies that complement the company's broad range of capabilities to provide integrated systems and transformational solutions to customers.

Looking ahead, BAE Systems North America is well positioned to compete in an increasingly competitive environment. The business group has identified the strategic capabilities that must be developed, and the strategic actions that will lead to the attainment of these capabilities. BAE Systems North America strives to generate customer loyalty through performance and best value solutions. Fundamental to the business is the application of superior technologies that are essential to mission success and the safety of our armed forces.

The 2004 order wins and acquisitions underpin future growth. Margins are anticipated to remain close to 2004 levels.

**Commercial Aerospace**

*The Commercial Aerospace business group principally comprises BAE Systems 20% interest in Airbus. Other activities include subcontract manufacture of aerostructures components and assemblies and the regional aircraft asset management business and associated support activities.*

| | **2004** | 2003 |
|---|---|---|
| Order book[1] | **£20.9bn** | £21.4bn |
| Sales[2] | **£2.9bn** | £2.9bn |
| Profit[3] | **£176m** | £204m |
| Cash outflow[4] | **£(24)m** | £(143)m |
| Number of employees[5] | **12,600** | 12,150 |

**The Commercial Aerospace business group made an operating profit[3] of £176m (2003 £204m) on sales[2] of £2,880m (2003 £2,924m). Airbus contributed a profit of £196m (2003 £211m) on sales of £2,666m (2003 £2,683m). This was after charging £256m of development costs (2003 £252m), of which £158m (2003 £150m) related to the A380 programme. In sterling, Airbus sales and profit were adversely impacted from the translation effect of a weakening Euro by £53m and £4m respectively.**

The operating cash outflow[4] of £24m (2003 outflow of £143m) includes £278m outflow in Regional Aircraft, mainly relating to prior year provision utilisation, offset by a strong cash inflow of £251m in Airbus. The performance at Airbus reflects a lower than anticipated impact from manufacturer's sales finance for airline customers.

**Airbus**

Airbus continues to build upon the strong performance of 2003 despite a number of challenges in the current commercial aircraft market and against a backdrop of rising fuel prices and adverse US dollar exchange rates.

Driven by increasing demand from the low cost carrier sector, Airbus secured net new orders for a further 366 commercial aircraft, which represents a 57% market share of orders placed during 2004. Significant new orders were received from previous Airbus customers including China Southern Airlines, China Eastern Airlines, Jetblue Airways and THY as well as attracting new customers including Air Berlin, Etihad Airways and Spirit Airlines.

During December 2004 shareholder approval was granted for Airbus to offer the A350 aircraft which will target the large 220-300 seat market.

Airbus delivered 320 commercial aircraft during 2004 compared with 305 last year. BAE Systems 20% share of the Airbus closing order book at 31 December 2004 is over £20bn.

The A380 marketing and development programme is progressing with first flight planned for 2005 and entry into service in 2006. The firm order book at December 2004 stood at 139 aircraft.

The A400M military transport aircraft development programme, whilst in its early stages, is continuing to plan.

The commercial aerospace market is emerging from a period of prolonged weakness. Whilst credit capacity of many of the world's airlines remains poor, traffic demand has begun to recover. Airbus has secured a rising share of this improving market and higher production volumes are now planned.

Commercial aircraft are primarily priced in US dollars. Airbus sources much of its bought-in equipment in US dollars and also has a substantial cost reduction programme underway.

Airbus deliveries for 2005 are expected to be some 10% higher than in 2004, albeit with a weaker mix.

**Aerostructures**
The Aerostructures business returned to profitability in 2004, with an operating profit of £6m on sales of £192m. The A380 inboard leading edge programme has successfully transitioned from development into production.

**Regional Aircraft**
BAE Systems continues to provide customer support and services in respect of regional aircraft.

The regional aircraft market remains difficult. The 2004 results include a loss of £26m on this activity as a small additional provision was made against aircraft residual values and as spares and support volume fell on lower utilisation across the aircraft fleet, a trend expected to continue.

2004 was the peak year for cash outflows on the recourse fleet. The cash outflow on Regional Aircraft recourse in 2005 will amount to £170m. There will be further reductions to recourse cash outflows in both 2006 and 2007.

### HQ and other businesses

*HQ and other businesses comprises the company's head office functions together with the Land Systems business formed by the combination of RO Defence and Alvis in 2004. In addition, HQ and other businesses includes the contract management for the assessment phase work on the UK Future Carrier and property services.*

| | **2004** | 2003 |
|---|---|---|
| Order book[1] | **£2.3bn** | £1.1bn |
| Sales[2] | **£0.6bn** | £0.3bn |
| (Loss)/profit[3] | **£(14)m** | — |
| Cash inflow[4] | **£166m** | £14m |
| Number of employees[5] | **6,300** | 4,000 |

**HQ and other businesses made a loss[3] of £14m in 2004 (2003 break-even) on sales[2] of £560m (2003 £316m). The business group generated an operating cash inflow[4] of £166m (2003 £14m).**

### Land Systems

Within the new Land Systems business, the former RO Defence business has delivered year-on-year sales growth with good progress continuing on its two largest programmes. Low rate initial production of the M777 lightweight 155mm field howitzer programme for the US Marine Corp has begun with delivery of first productions units. Terrier, the UK's next generation air-transportable armoured combat engineering vehicle, is progressing to a prototype vehicle in the first quarter of 2005. Its margins in the munitions area were lower against 2003 levels.

The acquisition of Alvis plc was declared unconditional in August 2004. The business contributed £167m sales and £7m profit since acquisition and has been integrated with RO Defence, forming a new Land Systems business. The Hagglunds unit subsequently secured a €749m order from the Netherlands for 184 CV90 armoured vehicles. The down payment from this contract contributed to a £132m net cash balance at 31 December 2004 in Alvis.

### Future Carrier

In July 2004, the MoD announced that BAE Systems, Thales UK and the Defence Procurement Agency had jointly agreed alliancing principles for the aircraft carrier programme. At the same time, it was decided to extend the assessment phase of the programme. This extension, currently until March 2005, enables the alliance to de-risk further the programme ahead of proceeding to full-scale development. The programme has remained fully funded throughout 2004.

The alliance partners have recently agreed to broaden the alliance with two new members, Kellogg, Brown and Root (KBR), a subsidiary of the US Halliburton Group, and a shipbuilding entity. The shipbuilding entity will be established by BAE Systems and KBR and will be responsible for the detailed design, manufacture and integration of the ships.

[1] including share of joint ventures' order books and before the elimination of intra-group orders
[2] including share of joint ventures' sales
[3] before interest, goodwill amortisation and impairment and exceptional items
[4] net cash inflow/(outflow) from operating activities after capital expenditure (net) and financial investment and dividends from joint ventures
[5] includes share of joint venture employees
[6] Command, Control, Communication and Computing, Intelligence, Surveillance and Reconnaissance

# Consolidated profit and loss account

For the year ended 31 December

| | Notes | Continuing operations Existing 2004 £m | Acquisitions 2004 £m | Total 2004 £m | Total 2003 £m |
|---|---|---|---|---|---|
| **Sales** | | **13,201** | **278** | **13,479** | 12,572 |
| Less: adjustment for share of joint venture sales | | **(4,378)** | **(6)** | **(4,384)** | (4,185) |
| **Turnover** | | **8,823** | **272** | **9,095** | 8,387 |
| **Operating costs** | | | | | |
| Excluding goodwill amortisation and impairment and exceptional items | | **(8,145)** | **(259)** | **(8,404)** | (7,717) |
| Goodwill amortisation and impairment | 3 | **(920)** | **(9)** | **(929)** | (403) |
| Exceptional items | | — | — | — | (9) |
| | | **(9,065)** | **(268)** | **(9,333)** | (8,129) |
| **Operating (loss)/profit** | | **(242)** | **4** | **(238)** | 258 |
| **Share of operating profit/(loss) of joint ventures** | | | | | |
| Excluding goodwill amortisation and impairment and exceptional items | | **322** | — | **322** | 310 |
| Goodwill amortisation | 8 | **(109)** | — | **(109)** | (115) |
| | | **213** | — | **213** | 195 |
| **(Loss)/profit before interest** | | | | | |
| Excluding goodwill amortisation and impairment and exceptional items | | **1,000** | **13** | **1,013** | 980 |
| Goodwill amortisation and impairment | | **(1,029)** | **(9)** | **(1,038)** | (518) |
| Exceptional items | | — | — | — | (9) |
| | | **(29)** | **4** | **(25)** | 453 |
| **Interest** | 4 | | | | |
| Net interest | | | | **(177)** | (194) |
| Share of net interest of joint ventures | | | | **(30)** | (26) |
| | | | | **(207)** | (220) |
| **(Loss)/profit on ordinary activities before taxation** | | | | **(232)** | 233 |
| **Tax** | 5 | | | | |
| Tax on profit excluding exceptional items | | | | **(139)** | (128) |
| Tax on exceptional items | | | | — | 3 |
| Share of tax of joint ventures | | | | **(95)** | (100) |
| | | | | **(234)** | (225) |
| **(Loss)/profit on ordinary activities after taxation** | | | | **(466)** | 8 |
| **Equity minority interests** | | | | **(1)** | (2) |
| **(Loss)/profit for the financial year** | | | | **(467)** | 6 |
| **Dividends** | 7 | | | | |
| Equity: ordinary shares | | | | **(291)** | (281) |
| Non-equity: preference shares | | | | **(21)** | (21) |
| | | | | **(312)** | (302) |
| **Retained loss** | | | | **(779)** | (296) |
| **Basic and diluted loss per share** | 6 | | | **(16.0)p** | (0.5)p |
| **Basic and diluted earnings per share** | 6 | | | | |
| Excluding goodwill amortisation and impairment and exceptional items | | | | **18.0p** | 16.6p |

The results for 2003 arose from continuing operations.

# Consolidated balance sheet

as at 31 December

| | Notes | Group 2004 £m | Group Restated[1] 2003 £m |
|---|---|---|---|
| **Fixed assets** | | | |
| Intangible assets | | **5,647** | 6,000 |
| Tangible assets | | **1,751** | 1,699 |
| **Investments** | | | |
| *Share of gross assets of joint ventures, including goodwill* | | **7,747** | 7,827 |
| *Share of gross liabilities of joint ventures* | | **(6,139)** | (6,212) |
| *Share of joint ventures* | 8 | **1,608** | 1,615 |
| *Others* | | **66** | 95 |
| | | **1,674** | 1,710 |
| | | **9,072** | 9,409 |
| **Current assets** | | | |
| Stocks | | **895** | 775 |
| Debtors due within one year | | **1,774** | 2,588 |
| Debtors due after one year | | **1,064** | 927 |
| Investments | | **1,420** | 883 |
| Cash at bank and in hand | | **987** | 780 |
| | | **6,140** | 5,953 |
| **Liabilities falling due within one year** | | | |
| *Loans and overdrafts* | | **(719)** | (779) |
| *Creditors* | | **(6,565)** | (5,846) |
| | | **(7,284)** | (6,625) |
| **Net current liabilities** | | **(1,144)** | (672) |
| **Total assets less current liabilities** | | **7,928** | 8,737 |
| **Liabilities falling due after one year** | | | |
| *Loans* | | **(1,665)** | (1,749) |
| *Creditors* | | **(508)** | (482) |
| | | **(2,173)** | (2,231) |
| **Provisions for liabilities and charges** | | **(1,017)** | (900) |
| | | **4,738** | 5,606 |
| **Capital and reserves** | | | |
| *Called up share capital* | | **143** | 143 |
| *Share premium account* | | **412** | 412 |
| | | **555** | 555 |
| Statutory reserve | | **202** | 202 |
| Other reserves | | **5,372** | 5,370 |
| Profit and loss account | | **(1,405)** | (536) |
| **Shareholders' funds** | | | |
| *Equity* | | **4,458** | 5,325 |
| *Non-equity* | | **266** | 266 |
| | | **4,724** | 5,591 |
| **Equity minority interests** | | **14** | 15 |
| | | **4,738** | 5,606 |

[1] see note 2

Approved by the Board on 23 February 2005 and signed on its behalf by: M J Turner Chief Executive
G W Rose Group Finance Director

## Consolidated cash flow statement

for the year ended 31 December

| | Notes | **2004** | 2003 |
|---|---|---|---|
| | | **£m** | £m |
| **Net cash inflow from operating activities** | 11 | **2,071** | 836 |
| **Dividends from joint ventures** | | **69** | 37 |
| **Returns on investments and servicing of finance** | | **(120)** | (138) |
| **Taxation** | | **(31)** | 75 |
| **Capital expenditure and financial investment** | | **(256)** | (248) |
| **Acquisitions and disposals** | | **(550)** | (62) |
| **Equity dividends paid** | | **(281)** | (281) |
| **Net cash inflow before financing and management of liquid resources** | | **902** | 219 |
| **Management of liquid resources** | | **(529)** | 206 |
| **Financing** | | **(169)** | (380) |
| **Net increase in cash available on demand** | | **204** | 45 |

## Reconciliation of net cash flow to net debt

for the year ended 31 December

| | Notes | **2004** | 2003 |
|---|---|---|---|
| | | **£m** | £m |
| Net increase in cash available on demand | | **204** | 45 |
| Net increase/(decrease) in liquid resources | | **529** | (206) |
| Net decrease in other loans included within net funds | | **169** | 380 |
| **Change in net funds from cash flows** | | **902** | 219 |
| Loans acquired on acquisition of subsidiary undertakings | | **(80)** | — |
| Adjustment to Exchange Property | 9 | **13** | 121 |
| Other non-cash movements | | **(4)** | — |
| Foreign exchange | | **57** | 72 |
| ***Net increase in net funds*** | | **888** | 412 |
| Net funds at 1 January | 12 | **(865)** | (1,277) |
| **Net funds at 31 December** | | **23** | (865) |
| Cash on customers' account | | **(18)** | (5) |
| **Net cash/(debt) as defined by the group** | 12 | **5** | (870) |

# Other group statements

## Statement of total recognised gains and losses
for the year ended 31 December

| | | Notes | **2004** | 2003 |
|---|---|---|---|---|
| | | | **£m** | £m |
| **(Loss)/profit for the financial year** | | | | |
| Group, excluding joint ventures | | | **(555)** | (63) |
| Joint ventures | | | **88** | 69 |
| **Total (loss)/profit for the financial year** | | | **(467)** | 6 |
| Currency translation on foreign currency net investments | - subsidiaries | | **(43)** | (93) |
| | - joint ventures | | **(62)** | 181 |
| Adjustment to Exchange Property | | 9 | **13** | 121 |
| Dilution of interest in net assets of Saab | | 8 | **2** | — |
| Unrealised gain on exchange of interests | | | **—** | 11 |
| Write down of previously revalued fixed assets | | | **—** | (3) |
| **Other recognised gains and losses relating to the year (net)** | | | **(90)** | 217 |
| **Total recognised gains and losses relating to the year** | | | **(557)** | 223 |

## Note of historical cost profits and losses
for the year ended 31 December

| | **2004** | 2003 |
|---|---|---|
| | **£m** | £m |
| **Reported (loss)/profit on ordinary activities before taxation** | **(232)** | 233 |
| Difference between historical cost and revalued amount | | |
| Depreciation on land and buildings | **3** | 5 |
| Disposal of land and buildings | **8** | 14 |
| **Historical cost (loss)/profit before tax on ordinary activities** | **(221)** | 252 |
| **Historical cost loss for the year retained after tax, minority interests and dividends** | **(768)** | (277) |

## Reconciliation of movements in shareholders' funds
for the year ended 31 December

| | Notes | **2004** | 2003 |
|---|---|---|---|
| | | **£m** | £m |
| **(Loss)/profit for the financial year** | | **(467)** | 6 |
| Dividends | 7 | **(312)** | (302) |
| | | **(779)** | (296) |
| Other recognised gains and losses relating to the year (net) | | **(90)** | 217 |
| Share based payments | | **2** | 5 |
| **Net decrease in shareholders' funds** | | **(867)** | (74) |
| Opening shareholders' funds | | **5,591** | 5,665 |
| **Closing shareholders' funds** | | **4,724** | 5,591 |

# Notes to the preliminary results

## 1 Acquisitions

The significant acquisitions in the year are set out below.

| | Consideration and costs of acquistions | | | |
|---|---|---|---|---|
| | Cash £m | Loan notes £m | Accrued costs £m | Provisional goodwill £m |
| Alvis plc | 266[1] | 2 | — | 295 |
| DigitalNet Holdings Inc | 279 | — | 3 | 272 |
| Others: | | | | |
| *STI Government Systems* | 15 | — | — | 14 |
| *Boeing Commercial Electronics* | 35 | — | 1 | 29 |
| *Practical Imagineering Inc* | 5 | — | — | 4 |
| *Aerosystems International* | 15[2] | — | — | 15 |
| *Alphatech Inc* | 48 | — | — | 45 |
| | 118 | — | 1 | 107 |
| | 663 | 2 | 4 | 674 |

[1] excludes £74m paid in 2003 for initial 29% stake
[2] excludes £2m paid in 1985 for initial 50% stake

### Alvis plc

The offer to acquire the 71% of the issued share capital in Alvis plc not already held was declared unconditional in August 2004. Consideration, including costs, was £268m in addition to the £74m paid in 2003 for the group's initial 29% stake. Provisional goodwill arising on consolidation amounted to £295m. The company produces armoured fighting vehicles and other specialist vehicles for military application.

### DigitalNet Holdings Inc

In October 2004, the group completed the acquisition of 100% of the issued share capital of DigitalNet Holdings Inc, for a total cash consideration, including costs, of $520m (£282m). Provisional goodwill arising on consolidation amounted to $500m (£272m). Total accounting policy alignments and fair value adjustments of $57m (£31m) have been made primarily relating to the recognition of a deferred tax asset in respect of existing goodwill balances and a bond premium to pay existing debt. The company is a provider of networked infrastructure and information assurance solutions to federal government agencies.

### STI Government Systems

In May 2004, the group completed the acquisition of the business of STI Government Systems, for a total consideration, including costs, of $26m (£15m). Provisional goodwill arising on consolidation amounted to $25m (£14m). STI Government Systems develops innovative solutions for US government customers with its expertise in photonics, information technologies and system integration and has been renamed BAE Systems Spectral Solutions.

**Boeing Commercial Electronics**
In August 2004, the group completed the acquisition of Boeing Commercial Electronics for a total consideration, including costs, of $66m (£36m). Provisional goodwill arising on consolidation amounted to $52m (£29m). The business develops and produces avionics products and systems for commercial aircraft and operates as a division of BAE Systems Controls Inc.

**Practical Imagineering Inc**
In August 2004, the group completed the acquisition of 100% of the issued share capital of Practical Imagineering Inc, for a total consideration, including costs, of $9m (£5m). Provisional goodwill arising on consideration amounted to $8m (£4m). The company focuses on signal processing systems and software development and has been renamed BAE Systems Spectral Technology.

**Aerosystems International (Ael)**
In August 2004, the group completed the acquisition of the remaining 50% of shares not already held in Aerosystems International Limited. Consideration, including costs, was £15m in addition to the £2m paid in 1985 for the group's initial 50% stake. Provisional goodwill arising on consolidation amounted to £15m. The group had previously accounted for its 50% interest in Ael as a joint venture. The company specialises in tactical data links, e-maintenance solutions and logistics systems.

**Alphatech Inc**
In November 2004, the group completed the acquisition of 100% of the issued share capital of Alphatech Inc, for a total consideration, including costs, of $88m (£48m). Provisional goodwill arising on consolidation amounted to $84m (£45m). The company builds systems that process electronic images and signals for US government intelligence agencies and has been renamed BAE Systems Advanced Information Technologies Inc.

## 2 Restatement of reserves
The balance brought forward for the profit and loss account has been restated to include a deduction of £9m for the value of own shares held by the BAE Systems ESOP Trust which was previously held in a separate reserve.

## 3 Goodwill amortisation and impairment
Included in the £929m charge for the amortisation and impairment of goodwill in subsidiaries is a £480m impairment charge relating to the group's interests in certain UK-based avionics and defence communications businesses most of which were acquired in 1999 as part of the merger with Marconi Electronic Systems. The impairment reflects the disposal values of the businesses incorporated in the Eurosystems transaction agreement signed with Finmeccanica on 27 January 2005. In addition, a detailed review of the carrying value of goodwill across the group has been performed which has resulted in a £16m impairment charge in respect of the goodwill relating to the Integrated Defense Solutions business in North America and a £50m impairment charge in respect of the goodwill relating to the naval ships business.

## 4 Interest and other similar items

| | 2004 £m | 2003 £m |
|---|---|---|
| Interest receivable and similar income | **57** | 51 |
| Interest payable and similar charges: | | |
| *On bank loans and overdrafts* | **(11)** | (7) |
| *On finance leases* | **(1)** | (1) |
| *On bonds and other financial instruments* | **(155)** | (165) |
| *Adjustment to net present value liabilities in respect of aircraft financing* | **(28)** | (41) |
| *Adjustment to aircraft financing liabilities due to changes in expected timing of receipts and payments* | **(28)** | (24) |
| *Other net present value adjustments* | **(11)** | (7) |
| | **(234)** | (245) |
| Net interest arising on activities excluding joint ventures | **(177)** | (194) |
| Share of net interest of joint ventures | **(30)** | (26) |
| | **(207)** | (220) |

## 5 Tax

| | UK | | Overseas | | Share of joint ventures | | Total | |
|---|---|---|---|---|---|---|---|---|
| | **2004 £m** | 2003 £m | **2004 £m** | 2003 £m | **2004 £m** | 2003 £m | **2004 £m** | 2003 £m |
| **Current tax** | | | | | | | | |
| Current tax charge for the year | **(1)** | (87) | **(41)** | (15) | **(46)** | (94) | **(88)** | (196) |
| Adjustment in respect of prior years | **19** | 10 | **(12)** | (15) | **(4)** | 1 | **3** | (4) |
| | **18** | (77) | **(53)** | (30) | **(50)** | (93) | **(85)** | (200) |
| Double taxation relief | **—** | 32 | **—** | — | **—** | — | **—** | 32 |
| | **18** | (45) | **(53)** | (30) | **(50)** | (93) | **(85)** | (168) |
| **Deferred tax** | | | | | | | | |
| Origination and reversal of timing differences | **(67)** | (54) | **(27)** | (22) | **(47)** | (12) | **(141)** | (88) |
| Adjustment in respect of prior years | **(10)** | 25 | **—** | (2) | **2** | 5 | **(8)** | 28 |
| | **(77)** | (29) | **(27)** | (24) | **(45)** | (7) | **(149)** | (60) |
| ***Tax on the results excluding exceptional items*** | **(59)** | (74) | **(80)** | (54) | **(95)** | (100) | **(234)** | (228) |
| **Exceptional items** | | | | | | | | |
| Current tax – credit for the year | **—** | 2 | **—** | — | **—** | — | **—** | 2 |
| Deferred tax – origination and reversal of timing differences | **—** | 1 | **—** | — | **—** | — | **—** | 1 |
| | **—** | 3 | **—** | — | **—** | — | **—** | 3 |
| ***Total tax after exceptional items*** | **(59)** | (71) | **(80)** | (54) | **(95)** | (100) | **(234)** | (225) |
| **Current tax charge for the year** | | | | | | | | |
| – excluding exceptional items | **18** | (45) | **(53)** | (30) | **(50)** | (93) | **(85)** | (168) |
| – exceptional items | **—** | 2 | **—** | — | **—** | — | **—** | 2 |
| | **18** | (43) | **(53)** | (30) | **(50)** | (93) | **(85)** | (166) |
| **Deferred tax charge for the year** | | | | | | | | |
| – excluding exceptional items | **(77)** | (29) | **(27)** | (24) | **(45)** | (7) | **(149)** | (60) |
| – exceptional items | **—** | 1 | **—** | — | **—** | — | **—** | 1 |
| | **(77)** | (28) | **(27)** | (24) | **(45)** | (7) | **(149)** | (59) |

## 6 Earnings per share

| | 2004 | | 2003 | |
|---|---|---|---|---|
| | | **Basic and diluted pence per** | | Basic and diluted pence per |
| | **£m** | **share** | £m | share |
| (Loss)/profit for the financial year | **(467)** | | 6 | |
| Preference dividends | **(21)** | | (21) | |
| Loss for the financial year after preference dividends | **(488)** | **(16.0)** | (15) | (0.5) |
| Add back | | | | |
| Goodwill amortisation and impairment | **1,038** | 34.0 | 518 | 16.9 |
| Exceptional items | — | — | 9 | 0.3 |
| Tax on exceptional items | — | — | (3) | (0.1) |
| Earnings excluding goodwill amortisation and impairment and exceptional items | **550** | **18.0p** | 509 | 16.6p |

| | **2004 Number** | 2003 Number |
|---|---|---|
| | **m** | m |
| Weighted average number of shares used in calculating earnings per share | **3,058** | 3,057 |

Earnings per share is calculated by reference to earnings excluding goodwill amortisation and impairment and exceptional items in addition to that required by Financial Reporting Standard 14 – Earnings per share (FRS 14) as the directors consider that this gives a more appropriate indication of underlying performance.

In accordance with FRS 14 the diluted earnings per share calculations are without reference to adjustments in respect of options and preference shares, as assumed conversion would be anti-dilutive.

## 7 Dividends

The directors propose a final dividend of 5.8p per ordinary share (2003 5.5p) which, with the interim dividend, makes a total of 9.5p per ordinary share for the year (2003 9.2p). Subject to shareholders' approval, the dividend will be paid on 1 June 2005 to shareholders registered on 22 April 2005. The ex-dividend date is 20 April 2005.

Shareholders who do not at present participate in the company's Dividend Reinvestment Plan and wish to receive the final dividend in shares rather than cash should complete a mandate form for the Dividend Reinvestment Plan and return it to the registrars no later than 10 May 2005.

## 8 Fixed asset investments

| **Carrying value of share of joint ventures** | Share of net assets £m | Purchased goodwill £m | Carrying value £m |
|---|---|---|---|
| At 1 January 2004 | (9) | 1,624 | 1,615 |
| Share of results after tax | 197 | — | 197 |
| Dividends receivable | (66) | — | (66) |
| Transfer to subsidiary company: AeI (note 1) | (5) | — | (5) |
| Dilution of interest | 2 | — | 2 |
| Reclassification | 36 | — | 36 |
| Amortisation | — | (109) | (109) |
| Foreign exchange movement | (61) | (1) | (62) |
| **At 31 December 2004** | **94** | **1,514** | **1,608** |

Included within purchased goodwill is £47m (2003 £54m) relating to the goodwill arising on acquisitions made by the group's joint ventures subsequent to their acquisition by BAE Systems.

**Dividends receivable**
All of the dividends receivable of £66m were received in cash in 2004. The £3m balance of dividends declared but not paid in 2003 was also received in cash in 2004.

**Dilution of interest**
Following the completion in July 2004 of the conversion of debentures held by employees of Saab to shares, the group's share of the net assets of Saab increased by £6m. As a result of the increased shares in issue the group's economic interest in Saab was diluted from 35% to 34.2%, reducing the group's share of net assets by £4m. The net effect of £2m has been treated as an unrealised gain within the statement of total recognised gains and losses.

**Reclassification**
At 31 December 2003, the group was holding, within debtors, certain deferred costs relating to the formation of MBDA and AMS in 2001, which were matched by an adjustment to liabilities recorded in the group's share of joint venture net assets. In 2004 these costs were netted off against the matching liabilities, resulting in an increase in the reported share of joint venture net assets and a corresponding reduction in debtors.

**Other investments**

| | £m |
|---|---|
| **Cost or carrying value** | |
| At 1 January 2004 | 95 |
| Additions | 50 |
| Transfer to subsidiary company: Alvis (note 1) | (74) |
| Impairment provision created | (5) |
| **At 31 December 2004** | **66** |

### Additions

The principal addition in the year was the acquisition of 100% of the issued share capital of Overhaul and Maintenance Company Limited (OMC), a company registered in the Kingdom of Saudi Arabia for a cash consideration of £119m. Further cash consideration to a maximum of £26m may be payable depending on the future performance of OMC's business. The acquisition of OMC has been accounted for as a trade investment at a fair value of £48m pending assumption of management control. The remaining consideration paid has been treated as satisfying a pre-existing offset obligation within creditors. OMC is a holding company with investments in aerospace and defence companies in the Kingdom of Saudi Arabia.

### Impairment provision created

The impairment provision created in the year relates to the group's 20% holding in Exostar LLC, formed in 2000 as a business-to-business procurement facilitation company and based in the US.

## 9 Exchangeable Bonds and Exchange Property

The company has in issue £676m (2003 £676m) 3.75% Senior Unsecured Exchangeable Bonds, due in 2006 (the Bonds). At any time prior to the due date the Bondholders have the right to request to exchange their Bonds for the Exchange Property, which is represented by the group's holding in the ordinary share capital of Vodafone Group Plc. The Exchange Property has been recorded within current asset investments.

The value of the Exchange Property was initially based on the issue price of the Bonds which represented the realisable value to the group. The historical cost of the Exchange Property to the group is negligible, and the uplift to match the Exchange Property to the value of the Bonds was recorded as an unrealised gain within other reserves.

At 31 December 2004 the value of the group's holding in Vodafone Group Plc was valued at £674m, which was less than the redemption value of the Bonds. Accordingly the group has recorded the value of the Exchange Property at its market value at that date. The movement in 2004 of £13m in the market value of the Exchange Property has been offset against the original unrealised gain within other reserves, and included within the non-cash movements in the reconciliation of net debt (note 12).

## 10 Commercial aircraft financing

| | 2004 | | | 2003 | | |
|---|---|---|---|---|---|---|
| | **FRIP aircraft £m** | **Post-FRIP aircraft £m** | **Total £m** | FRIP aircraft £m | Post-FRIP aircraft £m | Total £m |
| Future cash flow payments in respect of aircraft financing obligations | **1,951** | **393** | **2,344** | 2,317 | 400 | 2,717 |
| Amounts pre-financed (see below) | **(518)** | **—** | **(518)** | (594) | — | (594) |
| | **1,433** | **393** | **1,826** | 1,723 | 400 | 2,123 |
| Income guaranteed through insurance | **(1,167)** | **—** | **(1,167)** | (1,273) | — | (1,273) |
| Anticipated residual values | **—** | **(365)** | **(365)** | — | (378) | (378) |
| Adjustments to net present value | **(18)** | **(5)** | **(23)** | (46) | (4) | (50) |
| Exposure at net present value | **248** | **23** | **271** | 404 | 18 | 422 |
| Amounts included within: | | | | | | |
| Creditors | **18** | **—** | **18** | 169 | — | 169 |
| Provisions | **230** | **23** | **253** | 235 | 18 | 253 |
| | **248** | **23** | **271** | 404 | 18 | 422 |

The group has provided guarantees in respect of residual values or head lease and finance payments in respect of certain commercial aircraft sold. At 31 December 2004 the group's future payments in respect of these arrangements were £2,344m (2003 £2,717m).

As part of a restructuring of its gross obligations through the issue of a limited recourse bond in 2001, the group pre-financed certain of the residual value guarantees.

The future cash flows associated with this pre-financing totalled £518m at 31 December 2004 (2003 £594m).

A significant proportion of the net exposure of £1,826m (2003 £2,123m) is covered by a Financial Risk Insurance Programme (FRIP) which provides insurance cover in respect of potential shortfalls in contracted and expected income. Any anticipated liability in respect of uninsured amounts is accounted for on a net present value basis.

Since the inception of the FRIP, the group has granted residual value guarantees in respect of aircraft sold totalling £393m (2003 £400m). After taking account of independent appraisal valuations the directors consider that the group's net exposure to these guarantees is covered by the provisions held, on a net present value basis, and the residual values of the related aircraft.

The group is also exposed to actual and contingent liabilities arising from commercial aircraft financing and residual value guarantees given by Saab AB and Airbus SAS. Provision is made against the expected net exposures on a net present value basis. The group's share of such exposure is limited to its percentage shareholding in each of these joint ventures.

## 11 Net cash inflow from operating activities

| | 2004 | 2003 |
|---|---|---|
| | **£m** | £m |
| Operating (loss)/profit | **(238)** | 258 |
| Depreciation, amortisation and impairment | **1,131** | 625 |
| Profit on disposal of fixed assets and investments | **(27)** | (23) |
| Impairment of fixed asset investment | **5** | — |
| Movement in provisions for liabilities and charges excluding deferred tax | **(71)** | (172) |
| (Increase)/decrease in working capital | | |
| Stocks | **(70)** | 19 |
| Debtors | **727** | 24 |
| Creditors | **89** | (355) |
| Customer stage payments | **525** | 460 |
| **Net cash inflow from operating activities** | **2,071** | 836 |
| Capital expenditure and financial investment | **(256)** | (248) |
| Dividends from joint ventures | **69** | 37 |
| **Operating business cash inflow** | **1,884** | 625 |
| Programmes | **505** | 33 |
| Customer Solutions & Support | **1,001** | 518 |
| International Partnerships | **48** | 69 |
| Avionics | **(16)** | (28) |
| North America | **204** | 162 |
| Commercial Aerospace | **(24)** | (143) |
| HQ and other businesses | **166** | 14 |
| **Operating business cash inflow** | **1,884** | 625 |

## 12 Net debt

| | 2004 | 2003 |
|---|---|---|
| | £m | £m |
| Opening net debt | (870) | (1,298) |
| *Operating business cash inflow (note 11)* | 1,884 | 625 |
| *Interest and preference dividend* | (120) | (138) |
| *Taxation* | (31) | 75 |
| Free cash inflow | 1,733 | 562 |
| Equity dividends paid | (281) | (281) |
| Acquisitions, including cash and loans acquired | (630) | (62) |
| Exchange Property (note 9) | 13 | 121 |
| Other non-cash movements | (4) | — |
| Foreign currency translation | 57 | 72 |
| Movement in cash on customers' account | (13) | 16 |
| **Net cash/(debt) as defined by the group** | 5 | (870) |
| The group's net cash/(debt) position comprises: | | |
| **Current assets** | | |
| Investments | 1,420 | 883 |
| Cash at bank and in hand | 987 | 780 |
| **Current liabilities** | | |
| Loans and overdrafts | (719) | (779) |
| **Liabilities falling due after one year** | | |
| Loans | (1,663) | (1,749) |
| Finance leases | (2) | — |
| **Net funds** | 23 | (865) |
| **Current liabilities** | | |
| Cash on customers' account | (18) | (5) |
| **Net cash/(debt) as defined by the group** | 5 | (870) |

## 13 FRS 17 – Post retirement benefit schemes

The group has continued to account for pensions in accordance with SSAP 24.

Under FRS 17 the movement in the deficit in the UK and US defined benefit pension schemes during the period would be:

| | Total |
|---|---|
| | £m |
| Deficit in pension schemes at 1 January 2004 | (3,032) |
| (Assets of £9,305m less liabilities of £12,337m) | |
| Actual return on assets in excess of expected return | 264 |
| Increase in liabilities due to changes in assumptions | (1,510) |
| Other movements | 17 |
| Deficit in pension schemes at 31 December 2004 | (4,261) |
| (Assets of £10,148m less liabilities of £14,409m) | |
| Related deferred tax asset | 1,271 |
| Net pension liability | (2,990) |

The increase in liabilities of £1,510m primarily comprises changes in mortality assumptions and a reduction in the UK real discount rate from 2.90% to 2.60%.

Other movements principally comprise service costs less contributions, acquisitions and exchange rate movements.

On full adoption of FRS 17 the amounts that would have been charged to the consolidated profit and loss account and consolidated statement of total recognised gains and losses are set out below.

| | 2004 | | | | 2003 | | | |
|---|---|---|---|---|---|---|---|---|
| | UK pension schemes | US pension schemes | US ealthcare schemes | Total | UK pension schemes | US pension schemes | US healthcare schemes | Total |
| | £m | £m | £m | £m | £m | £m | £m | £m |
| **Amounts charged to group operating profit:** | | | | | | | | |
| *Current service cost, including amounts related to joint venture companies* | (182) | (37) | (2) | (221) | (176) | (38) | (1) | (215) |
| *Less contributions received from joint venture companies* | 62 | — | — | 62 | 64 | — | — | 64 |
| | (120) | (37) | (2) | (159) | (112) | (38) | (1) | (151) |
| *Past service cost, including amounts related to joint venture companies* | (30) | — | — | (30) | (38) | 1 | — | (37) |
| *Less contributions received from joint venture companies* | 1 | — | — | 1 | 4 | — | — | 4 |
| | (29) | — | — | (29) | (34) | 1 | — | (33) |
| Curtailments and settlements | 35 | — | — | 35 | (1) | 12 | — | 11 |
| **Total group operating charge** | (114) | (37) | (2) | (153) | (147) | (25) | (1) | (173) |
| Group share of pension costs charged by joint venture companies | (20) | — | — | (20) | (20) | — | — | (20) |
| **Total charged to profit before interest and similar items** | (134) | (37) | (2) | (173) | (167) | (25) | (1) | (193) |
| **Amounts credited/(charged) to other finance charges** | | | | | | | | |
| Expected return on pension scheme assets | 639 | 80 | 3 | 722 | 540 | 71 | 2 | 613 |
| Interest on pension scheme liabilities | (609) | (73) | (8) | (690) | (575) | (75) | (6) | (656) |
| **Net return** | 30 | 7 | (5) | 32 | (35) | (4) | (4) | (43) |
| **Total charged to consolidated profit and loss account before** | (104) | (30) | (7) | (141) | (202) | (29) | (5) | (236) |

Certain of the group's joint venture companies contribute to the group's defined benefit pension schemes. These are all multi-employer schemes and, for the purpose of reporting under FRS 17, the joint ventures' share of the underlying assets and liabilities has not been separately identified. In consequence, the joint ventures currently account for the schemes on a defined contribution basis. The group accounts

reflect 100% of the movements on, and balances in, the schemes, net of the contributions received from the joint ventures.

Comparison between the total group profit and loss charge, excluding group share of pension costs charged by joint venture companies, for the UK and US defined benefit pension schemes under SSAP 24 and FRS 17:

| | **2004** | | 2003 | |
|---|---|---|---|---|
| | **SSAP 24** | **FRS 17** | SSAP 24 | FRS 17 |
| | **£m** | **£m** | £m | £m |
| Operating charge | **192** | **151** | 127 | 172 |
| Amounts (credited)/charged to other finance charges: | | | | |
| *Expected return on pension scheme assets* | — | **(719)** | — | (611) |
| *Interest on pension scheme liabilities* | — | **682** | — | 650 |
| Interest | — | **(37)** | — | 39 |
| Group profit and loss charge | **192** | **114** | 127 | 211 |

The group also incurred a charge in respect of the cash contributions of £40m (2003 £32m) paid to defined contribution pension schemes for certain employees.

## 14 Post balance sheet events

### Agreement of Eurosystems transaction

In January 2005, the group announced an agreement with Finmeccanica under which it will merge its UK-based airborne radar, electronic warfare and other operations, owned through BAE Systems Avionics Limited, with Finmeccanica's Galileo Avionics Spa businesses to form a new avionics business of which BAE Systems will initially own 25% and receive net cash consideration of £379m. BAE Systems and Finmeccannica will have options, respectively, to sell and to buy this 25% stake in the future for a further cash consideration of £269m. Selenia Communications Limited, a wholly owned subsidiary of Finmeccanica, will acquire the group's UK defence communications business for £25m in cash. In addition, under an exchange of interests, BAE Systems will take full ownership of the UK activities of the AMS joint venture in exchange for the group's existing 50% share of the Italian activities and a cash equalisation payment of £50m. Finmeccanica will also acquire the UK Air Traffic Management business of AMS for £10m.

During the year ended 31 December 2004, the avionics and defence communications businesses being sold by the group as part of the transaction, and which are all reported within the Avionics sector, generated total sales of £718m and a combined profit before goodwill amortisation and impairment, interest and tax of £33m. The businesses being sold had net assets, including goodwill, which are the subject of this transaction of £673m at 31 December 2004.

The group's reported share of the UK operations of AMS for the year ended 31 December 2004 was: sales of £239m; profit before goodwill amortisation, interest and tax of £14m; and net assets, including goodwill, of £115m.

The group's reported share of the Italian operations of AMS for the year ended 31 December 2004 was: sales of £178m, profit before goodwill amortisation, interest and tax of £14m; and net assets, including goodwill, of £65m.

The transaction is subject to regulatory approval but the changes in economic and management control are effective from 1 January 2005 and legal completion is expected by the end of April 2005.

The group is reviewing its segmental analysis in order to move to a new reporting structure, including taking account of the impact of this transaction, and plans to report on this new basis in 2005.

**Partial disposal of interest in Saab AB**

On 22 February 2005, the group announced its intention to dispose of up to 15.175 million of its holding in the series B shares of Saab AB, representing approximately 14% of the share capital by economic rights of Saab. The disposal will be conducted by means of a placing and is expected to be concluded during March 2005. Following this disposal the group will retain a shareholding representing slightly over 20% of the share capital by economic rights of Saab AB.

## 15 Transition to International Financial Reporting Standards

Following the EU's adoption of Regulation No. 1606/2002 on the use of International Financial Reporting Standards (IFRS) by EU-listed companies, the group is implementing IFRS from 1 January 2005.

The first financial information to be reported by the group in accordance with IFRS will be for the six months ending 30 June 2005 but the requirement to present comparative information means that a balance sheet as at 31 December 2003 and primary statements for 2004 prepared in accordance with IFRS will also be required. The group has continued to report its consolidated accounts in accordance with UK GAAP for 2004.

The group plans to provide a separate reconciliation of the UK GAAP 2004 results and the balance sheet at 31 December 2003 to IFRS during the second quarter of 2005. At that time a full explanation of the known impacts of IFRS will be given as well as details of the accounting policies that are expected to be adopted under IFRS as from 1 January 2005.

This analysis of the impact of IFRS is being prepared by the directors using their best knowledge of the expected standards and interpretations expected to be effective, and the accounting policies expected to be adopted, when the directors prepare the company's first complete set of IFRS financial statements as at 31 December 2005. Therefore, as these interpretations develop, there is a possibility that the analysis may evolve further before constituting the final IFRS balance sheet as at 31 December 2005 when the company prepares its first complete set of IFRS financial statements.

**Commercial aircraft financing**

As previously reported, the group has provided guarantees in respect of residual values and head lease and finance payments on certain commercial aircraft sold. These arrangements were transacted through special purpose entities (SPEs) that are not required to be reported as part of the consolidated group under UK GAAP. In

addition, the group entered into various lease arrangements that are treated as operating leases under UK GAAP.

A significant proportion of the net exposures arising from these arrangements is covered by a Financial Risk Insurance Programme (FRIP), which provides insurance cover for shortfalls in contracted and expected income.

At 31 December 2003, the total exposure provided for in accordance with UK GAAP under these obligations and guarantees, net of expected recoveries, was £404m relating to FRIP aircraft and £18m relating to post-FRIP aircraft on a net present value basis. The gross and net obligations are set out in note 10.

On transition to IFRS, IAS 27 Consolidated and Separate Financial Statements (IAS 27) requires the consolidation of all subsidiaries and SPEs which the group controls at 31 December 2003. Based on the IAS 27 definition of control, and after taking into account the facts and circumstances relevant at the transition date, the group has determined that it controls the SPEs. Accordingly, the gross assets and obligations of the SPEs will be consolidated in the IFRS balance sheet as at 31 December 2003. In addition, a number of the lease arrangements will be reclassified from operating leases under UK GAAP to finance leases following their assessment against the lease classification criteria in IAS 17 Leases with resulting changes to assets and debt. Excluding adjustments in respect of deferred tax and foreign exchange, the exposure relating to FRIP aircraft of £404m at 31 December 2003 is represented under IFRS by:

| | £m |
|---|---|
| Aircraft related assets, guaranteed by insurance | 615 |
| Net debt | (1,019) |
| Exposure at net present value | (404) |

Additionally, the reclassification of certain operating leases as finance leases outlined above will require the reclassification of amounts payable under operating leases of £58m included within creditors due after more than one year to amounts payable under finance leases within net debt. The post-FRIP aircraft provision of £18m at 31 December 2003 under UK GAAP remains under IFRS.

**Post retirement benefit schemes**

Under UK GAAP, the group currently accounts for defined benefit pension schemes in accordance with SSAP 24 Accounting for Pension Costs (SSAP 24). The group also reports the transitional disclosures required in accordance with FRS 17 Retirement Benefits (FRS 17), including the adjustment from the figures reported under SSAP 24 which would be required if FRS 17 was adopted in the financial statements.

The methodology and assumptions used to calculate the value of pension assets and liabilities under FRS 17 are substantially consistent with the requirements of IAS 19 Employee Benefits (IAS 19). In accordance with the requirements of IAS 19, the group will be allocating the IAS 19 pension deficit to the underlying group subsidiary companies and joint ventures and is currently evaluating appropriate methods of allocation. One area of difference which may impact the adjustment from SSAP 24 to IAS 19 relates to the valuation of pension fund assets. Under FRS 17, equities are

valued using mid-market prices at valuation date whereas IAS 19 requires the use of bid prices. Subject to any adjustment to the valuation of pension assets and an appropriate allocation to joint ventures, the group expects to recognise the following adjustment from SSAP 24 to IAS 19 in the IFRS group balance sheet at 31 December 2003:

| | £m | £m |
|---|---|---|
| Remove assets and liabilities recognised in accordance with SSAP 24: | | |
| Pension asset | (532) | |
| Pension liability | 107 | |
| Post retirement healthcare liability | 68 | |
| Related deferred tax | 115 | |
| | | (242) |
| Recognise assets and liabilities in accordance with IAS 19: | | |
| Pension liability for UK and US schemes | (3,032) | |
| Pension liability for European schemes | (49) | |
| Post retirement healthcare liability | (99) | |
| Related deferred tax | 991 | |
| | | (2,189) |
| Adjustment to shareholders' funds | | (2,431) |

**Revaluation of land and buildings**

It had been the group's policy under UK GAAP to revalue its land and buildings until FRS 15 Tangible Fixed Assets was adopted in 2000. At that point the group elected that no further revaluation of land and buildings would be undertaken. The group does not intend to adopt the exemption under the transition rules of IFRS 1 First Time Adoption of IFRS (IFRS 1) that allows the previous GAAP valuation amount to be used as the deemed cost on transition to IFRS. Accordingly the group will be reversing the previously recognised revaluations and will be reverting to the use of historical cost for land and buildings.

**Accounting for long-term contracts**

The group accounts for its substantial number of long-term contracts under UK GAAP in accordance with SSAP 9 Stocks and Long-Term Contracts. Under IFRS, long-term contracts are accounted for under either IAS 11 Construction Contracts or IAS 18 Revenue depending on the characteristics of the contract and its deliverables. These standards provide more guidance on the determination of the timing and amount of revenue recognition. The impact of this detailed guidance is to reduce the amount of revenue recognised under UK GAAP on the early stages of certain long-term contracts. Due to the approach taken for profit recognition under UK GAAP there is no impact on the reported profits for any period arising from this adjustment to recognised revenue.

**Proposed dividends**

Under SSAP 17 Post Balance Sheet Events, proposed dividends are accrued for as an adjusting post balance sheet event in the accounting period to which they relate. Under IAS 10 Events after the Balance Sheet Date, dividends are recognised in the accounting period in which they are declared. Accordingly, the group will reverse the accrual for its final dividend and report it in the consolidated IFRS accounts for the following period.

**Intangible assets – goodwill**
Under UK GAAP, the group's policy is to capitalise goodwill in respect of businesses acquired and amortise it on a straight line basis over its estimated useful economic life, which has been assessed as 20 years for all acquisitions to date.

On transition to IFRS, IFRS 1 requires the group to review the carrying value of capitalised goodwill at 31 December 2003 for potential impairments.

In accordance with IFRS 3 Business Combinations, no amortisation of goodwill will be charged in the group's consolidated IFRS accounts from 1 January 2004. Instead, annual reviews of the goodwill will be performed to test for potential impairments.

**Intangible assets – other**
Under IAS 38 Intangible Assets (IAS 38), the group is required to recognise, capitalise and amortise other intangible assets on the balance sheet providing they meet certain recognition criteria.

Intangible assets include software costs and company funded development expenditure (which is discussed in more detail below).

IFRS 1 requires that where these intangible assets would have been recognised on an IFRS compliant balance sheet for any entity acquired the goodwill created at acquisition is reduced by an amount equal to the intangible assets that are now recognised. There will be a subsequent net impact on the amortisation previously charged to the group's profit and loss account.

**Research and development expenditure**
Most of the group's expenditure on research and development was funded under specific customer projects. The balance relates to company funded research and development expenditure that was expensed as incurred. Of this balance, a significant proportion relates to research costs that will continue to be expensed as incurred.

IAS 38 requires company funded development expenditure meeting certain recognition criteria to be capitalised on the balance sheet and amortised over the estimated life of the development product. This standard is to be applied retrospectively.

**Equity accounted investments**
The directors have reviewed the group's interests in those investments currently reported as joint ventures under UK GAAP. IAS 31 Interests in Joint Ventures requires more emphasis to be placed on the legal form of arrangements rather than the substance of what happens in practice as under UK GAAP. Accordingly, the directors have decided that the group's investment in Airbus is to be accounted for as an associate under IAS 28 Investments in Associates from the date of transition to IFRS. The impact of the change in accounting treatment is only presentational and will not have an impact on income recognition or the amount of shareholders' funds as the group will continue to account for its share of the Airbus results and net assets. The accounting treatment for all other investments that are accounted for as joint ventures under UK GAAP remains unchanged on transition to IFRS.

**Share-based payments**

Under UK GAAP, the cost of share options is based on the intrinsic value in the option at the date of grant, meaning that options granted to employees at market price or allowable discount do not generate an expense. Under IFRS 2 Share-based Payments, the group is required to measure the cost of all share options granted since November 2002 using fair value models. As a result, additional expense will be recognised in the IFRS profit and loss account.

**Deferred tax**

Under IAS 12 Income Taxes, certain temporary differences, for example in respect of capital losses, rollover relief and investments in joint ventures, that previously were not recognised under UK GAAP, will be recognised. In addition, deferred tax liabilities in relation to tax deductible goodwill, which were provided for under UK GAAP, will not be provided for under IFRS.

**Derivative financial instruments**

The global nature of the group's business means it is exposed to volatility in currency exchange rates. In order to protect itself against currency fluctuations, the group's policy is to hedge all firm transactional exposures as well as to manage anticipated economic cash flow exposures over the medium term. The group also uses interest rate derivative instruments to manage the group's exposure to interest rate fluctuations on its borrowings and deposits by varying the proportion of fixed rate debt relative to floating rate debt over the forward time horizon.

To achieve hedge accounting under IAS 39 Financial Instruments: Recognition and Measurement (IAS 39), the group is required to designate these financial instruments against specific assets, liabilities, income and expenses. All such instruments are measured at fair value as at the balance sheet date and the effectiveness of each hedge tested against defined criteria. Changes in the fair value of the financial instruments are recognised either in profit or loss for the period or, in the case of a cash flow hedge, directly in equity and subsequently recognised in profit or loss for the period when the underlying transaction is realised. For financial instruments designated as fair value hedges, changes in the fair value of the hedged item and the derivative are recognised in the profit or loss for the period. Gains and losses on financial instruments, both realised and unrealised, that do not qualify for hedge accounting are included in profit or loss for the period. The group aims to apply hedge accounting treatment for all derivatives that hedge material foreign currency exposures and those interest rate exposures where hedge accounting can be achieved.

With the adoption of IAS 39, all financial instruments will be recognised on the balance sheet as either financial assets or financial liabilities.

Under the IFRS transition rules, IAS 39 and IAS 32 Financial Instruments: Disclosure and Presentation (IAS 32) will apply to accounting periods beginning on or after 1 January 2005 with no requirement for comparative information for the period to 31 December 2004. Therefore, this area, and Exchangeable Bonds and preference shares discussed below, will continue to be accounted for under UK GAAP in the 2004 comparatives of the group's 2005 IFRS financial statements.

**Exchangeable Bonds**
As described in note 9, the company has in issue Bonds of £676m due in 2006 which allow the Bondholders the option to exchange the Bonds for the Exchange Property, which is represented by the group's holding in the ordinary share capital of Vodafone Group Plc. Under IAS 39 this option is considered to be an embedded derivative that has to be separated from the underlying debt balance, measured at fair value and accounted for separately from the debt within net assets.

**Preference shares**
The group has in issue 7.75p (net) cumulative preference shares of 25p each that are convertible into the group's ordinary shares of 2.5p each at the option of the holder on 31 May in any of the years up to 2007, on the basis of 0.47904 ordinary shares for every preference share. From 1 July 2007 to 1 January 2010, the company may redeem any outstanding shares at 100p per share together with any arrears and accruals of dividends. In accordance with IAS 32 this is considered to be a compound financial instrument consisting of both a debt component and an equity component which require separate accounting treatment. The debt component represents the amortised cost of the instrument and is presented as a component of liabilities in the IFRS balance sheet. The equity component represents the value of the option at issue to convert the preference shares into ordinary shares and is presented separately within shareholders' funds.

## 16 Annual General Meeting
This year's Annual General Meeting will be held on 4 May 2005. Details of the resolutions to be proposed at that meeting will be included in the notice of Annual General Meeting that will be sent to shareholders at the end of March 2005.

## 17 Other information
The financial information for the years ended 31 December 2004 and 31 December 2003 contained in this preliminary announcement was approved by the Board on 23 February 2005. This announcement does not constitute statutory accounts of the company within the meaning of section 240 of the Companies Act 1985.

Statutory accounts for the year ended 31 December 2003 have been delivered to the Registrar of Companies. Statutory accounts for the year ended 31 December 2004 will be delivered to the Registrar of Companies following the company's Annual General Meeting. The auditors have reported on both these sets of accounts. Their reports were not qualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.